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13014136

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 14 2013

Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49647

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/1/2012_____ AND ENDING_____12/31/2012_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commerz Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2 WORLD FINANCIAL CENTER
                                        (No. and Street)

NEW YORK	NEW YORK	10281-1050
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
YOKO HUBLEY   212-266-7525
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
                        (Name – if individual, state last, first, middle name)

300 MADISON AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

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OATH OR AFFIRMATION

I, ___YOKO HUBLEY_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___COMMERZ MARKETS LLC_____ , as

of ___DECEMBER 31_____ , 20 _12___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

MARGARUITE PERSAUD
Notary Public, State of New York
No. 01PE6207842
Qualified in Bronx County
Commission Expires June 15, 20 *13*

Margaruite Persaud
Notary Public

_____
Signature
PRINCIPAL FINANCIAL OFFICIER
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (O) Supplementary report of independent accountants on internal control pursuant to SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Index
December 31, 2012

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Statement of Financial Condition
December 31, 2012

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Index
December 31, 2012



pwc

Independent Auditor's Report

To the Board of Managers and Member
of Commerz Markets LLC

We have audited the accompanying statement of financial condition (financial statement) of Commerz Markets LLC as of December 31, 2012.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying financial statement presents fairly, in all material respects, the financial position of Commerz Markets LLC at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102-4261
T: (703) 918 3000, F: (703) 918 3100, www.pwc.com/us



Emphasis of matter

The Company is a member of a group of affiliated companies and, as disclosed in Note 3 to the financial statement has extensive transactions and relationships with members of Commerzbank group. Because of these relationships it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

March 14, 2013

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Statement of Financial Condition
December 31, 2012

(dollars in thousands)

Assets

Cash	$	1,680
Cash and securities segregated under federal and other regulations		44,340
Securities purchased under agreements to resell		3,978,299
Deposits with clearing organizations		46,470
Securities borrowed		4,996,988
Collateral accepted for securities loaned		266,307
Receivable from broker-dealers and clearing organizations		12,960
Receivable from customers		2,085
Financial instruments owned, at fair value (includes $69,922 pledged as collateral)		70,007
Accrued interest and dividends receivable		7,873
Other assets		3,156
Total assets	$	9,430,165

Liabilities and Member's Equity

Liabilities

Short-term bank loans	$	334,775
Securities sold under agreements to repurchase		3,868,278
Securities loaned		4,108,152
Obligation to return collateral accepted for securities loaned		266,307
Payable to broker-dealers and clearing organizations		2,321
Payable to customers		19,887
Payable to noncustomers		1,912
Financial instruments sold, not yet purchased, at fair value		70,532
Accrued interest and dividends payable		10,556
Accounts payable, accrued expenses, and other liabilities		12,897
		8,695,617

Commitments and contingencies (Note 11)

Subordinated borrowings		300,000
Member's equity		434,548
Total liabilities and Member's equity	$	9,430,165

The accompanying notes are an integral part of this statement of financial condition

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to the Statement of Financial Condition
December 31, 2012

1. Organization and Business

Commerz Markets LLC (the "Company") is a registered broker and dealer under the Securities Exchange Act of 1934 and a registered introducing broker under the Commodity Exchange Act. The Company is a limited liability company and a wholly owned subsidiary of Commerzbank AG (the "Parent", or "Member"), a financial institution organized under the laws of the Federal Republic of Germany. The Company is a member of Financial Industry Regulatory Authority ("FINRA") and various securities and commodities exchanges.

The Company acts as a broker and/or dealer in domestic and foreign equity securities, U.S. government and agency securities, commercial paper, foreign government securities and foreign corporate debt obligations. It also engages in financing activities using these securities as collateral, including repurchase and reverse repurchase agreements and securities borrowing and lending. The Company also provides investment banking services in connection with corporate transactions

2. Significant Accounting Policies

a. Basis of Financial Information
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

b. Cash and Cash Equivalents
Cash and cash equivalents consist of cash and highly liquid investments with original maturities of less than three months.

c. Financial Instruments Owned and Sold, at Fair Value
Customers buy and sell securities through the Company on an agency or principal basis. Agency transactions are recorded on settlement date. Principal transactions with customers or other counterparties are recorded on trade date and are carried at fair value in financial instruments owned and financial instruments sold, not yet purchased. In addition, exchange traded futures and options on futures are used by the Company for trading purposes, including economic hedges of other trading instruments, and are carried at fair value on a trade-date basis.

Fair value is defined under Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification or ASC) 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a hierarchy of inputs for measuring value. The hierarchy gives the highest priority to unadjusted quoted prices in actual markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Unadjusted quoted prices at the measurement date in active, accessible markets for identical assets or liabilities.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to the Statement of Financial Condition
December 31, 2012

Level 2   Quoted prices in inactive markets for identical instruments, quoted prices in active markets for similar instruments, other observable inputs (interest rates and yield curves, implied volatilities and credit spreads) or other inputs derived from/corroborated by observable market data.

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In valuing its positions, the Company uses listed market prices for exchange traded securities and derivatives and prices quoted by independent brokers and dealers for U.S. government and other over-the-counter securities. As such, the Company's trading positions are generally classified in Level 1.

d.   Resale and Repurchase Agreements
Securities sold under agreements to repurchase (repurchase agreements) and securities purchased under agreements to resell (reverse repurchase agreements) are treated as short-term collateralized financing transactions, which are collateralized by U.S. government securities and are carried at their contractual amounts. Reverse repurchase agreements and repurchase agreements with the same counterparty and maturity are presented net in the statement of financial condition when the terms of the agreements permit netting under ASC 210-20-45-11. Interest on reverse repurchase agreements and repurchase agreements is recorded on accrual basis and is reported as part of accrued interest receivable and accrued interest payable, respectively.

e.   Securities Borrowing and Lending Activities
Securities borrowed and securities loaned transactions require the borrower to deposit cash, letters of credit, or other collateral with the lender and are recorded at the amount of cash collateral or fair value of other collateral advanced or received. With respect to securities loaned, the Company receives collateral in the form of cash or other securities. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the fair value of the applicable securities. The Company monitors the fair value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. Interest on securities borrowed and securities loaned transactions is recorded on accruals basis and is reported as part of accrued interest receivable and accrued interest payable, respectively.

f.   Collateral
The Company has identified in financial instruments owned, pledged to counterparties, the fair value of securities it owns which counterparties have the right to sell or repledge. The Company also reports the fair value of collateral it received which it has the ability to sell or repledge and its obligation to return the collateral. At December 31, 2012, the estimated fair values of collateral received that can be sold or repledged by the Company, before reflecting the $1.0 billion impact of ASC 210-20, are $15.6 billion and the estimated fair values of the portions of collateral received that have been sold or repledged by the Company, before reflecting the $1.0 billion impact of ASC 210-20, are $14.2 billion.

g.   Translation of Foreign Currencies
End of period exchange rates are used to translate foreign currency balances and financial instruments denominated in foreign currencies.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to the Statement of Financial Condition
December 31, 2012

h. Income Taxes

The Company is a single member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be that of a disregarded entity. As such, the results of the Company's operations are included in the U.S. federal, state, and local income tax returns of Commerzbank AG New York Branch (the "Branch").

i. Pension and Other Post-retirement Benefit Plans

The Company participates in several retirement plans sponsored and administered by the Branch. As a result, the Company accounts for its participation in these plans in a manner similar to that of participation in multiemployer benefit plans. This requires recognition of the cost of participation in the plan during the year, and does not require recognition of the Company's share of the net obligation of the plans sponsored by the Branch. The cost that is recognized by the Company is an allocation of total Branch retirement benefit cost, based on the Company's share of total participants in the plan.

j. New Accounting Pronouncements

On December 2011, the FASB amended accounting principles related to the disclosures about offsetting assets and liabilities (ASC 210). The amendment requires an entity to disclose both gross information and net information about both instruments and transactions subject to an agreement similar to a master netting arrangement, including derivatives, sale and repurchase agreements and reverse sale and repurchase agreement, and securities borrowing and securities lending arrangement. The amendment effective in 2013 is not expected to significantly affect the Company's statement of financial condition.

On April 2011, the FASB amended accounting principles related to the assessment of effective control for repurchase agreements (ASC 860). The amendment removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee; and (2) the collateral maintenance implementation guidance related to that criterion. The adoption of this pronouncement in 2012 did not have a material impact on the Company's statement of financial statements.

3. Related Party Transactions

The Company engages in transactions with the Parent and its affiliates in the ordinary course of its business, which are governed by agreements among the parties. Because of these relationships it is possible that the terms of these transactions are not the same as those that would result from transactions amongst wholly unrelated parties. Management believes the pricing and allocation methods used are reasonable and appropriate.

The Company meets a portion of its short-term financing requirements through borrowings and repurchase agreements with affiliates. The Company has an uncollateralized, uncommitted line of credit totaling $2.6 billion with an affiliate for which it pays no fees and carries a market interest rate.

The Company has been provided with a letter of comfort from the Parent whereby the Parent will ensure that the Company is able to meet its contractual liabilities, except in the case of political risks.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to the Statement of Financial Condition
December 31, 2012

At December 31, 2012, the Company's related party assets and liabilities are as follows:

(in thousands)

Assets

Cash	$	147
Securities purchased under agreements to resell		3,904,997
Securities borrowed		1,286,930
Collateral accepted for securities loaned		219,172
Receivable from customers		228
Accrued interest and dividends receivable		3,145
Other assets		155

Liabilities

Short-term bank loans	334,775
Securities sold under agreements to repurchase	494,922
Securities loaned	551,396
Obligation to return collateral accepted for securities loaned	219,172
Payable to customers	2,245
Payable to noncustomers	1,912
Accrued interest and dividends payable	1,364
Accounts payable and accrued expenses	6,283
Subordinated borrowings	300,000

4. Short-Term Bank Loans

At December 31, 2012, the Company has a $2.6 billion uncollateralized, uncommitted line of credit with an affiliate. Under this arrangement, at December 31, 2012, the Company's outstanding uncollateralized borrowing due to an affiliate is as follows:

(in thousands)	Interest Rate	Amount
Maturity date		
January 2, 2013	0.82	$ 334,500

The loan was repaid on the maturity date. At December 31, 2012, the Company also have $0.3 million in bank overdrafts

5. Fair Value of Assets and Liabilities

In accordance with ASC 820, the Company groups its financial assets and financial liabilities measured at fair value in three levels based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 securities include those traded on active exchanges as well as U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to the Statement of Financial Condition
December 31, 2012

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2012, are as follows:

(in thousands)	Fair Value Measurements at Reporting Date Using			
Description	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Collateral accepted for securities lo	$ 266,307	$ -	$ -	$ 266,307
Financial instruments owned				
U.S. government	70,007			70,007
	$ 336,314	$ -	$ -	$ 336,314
Liabilities				
Obligation to return collateral accepted for securities loaned	$ 266,307	$ -	$ -	$ 266,307
Financial instruments sold, not yet purchased U.S. government	70,532			70,532
	$ 336,839	$ -	$ -	$ 336,839

The fair values of other financial assets and liabilities (consisting primarily of receivables from and payables to broker-dealers, clearing organizations, and customers; reverse repurchase and repurchase agreements; securities borrowed and securities loaned; and short-term bank loan) are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates and are classified within Level 1 of the fair value hierarchy. At December 31, 2012, the fair market value of the subordinated borrowings is $297.3 million and is classified within Level 3 of the fair value hierarchy. The Company calculated the fair value of the subordinated borrowings by using a discounted cash flow methodology. The significant inputs used in the calculation were contractual cash flows and discount rate. The discount rate was estimated based on the credit rating of the Parent. There was no transfer into and out of Level 1 fair value hierarchy.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to the Statement of Financial Condition
December 31, 2012

6. Receivable from and Payable to Broker-Dealers and Clearing Organizations

At December 31, 2012, amounts receivable and payable to broker-dealers and clearing organizations consist of the following:

(in thousands)

Receivable from broker-dealers and clearing organizations	$	12,408
Clearing organizations		552
Securities failed to deliver	$	12,960
Payable to broker-dealers and clearing organizations		
Net payable for trades pending settlement	$	2,091
Securities failed to receive		228
Clearing organizations		2
	$	2,321

7. Receivable From and Payable to Customers and Noncustomers

Receivables from and payables to customers and noncustomers include amounts due on margin and cash transactions.

8. Trading Activities

The Company's trading activities are both customer driven and market-making in nature. Its activities include domestic and international brokerage, flow trading and syndicate participation. The Company's activities also consist of trading in U.S. government and agency securities, including both customer driven and market-making transactions in bonds, futures, and repurchase contracts.

At December 31, 2012, financial instruments owned and financial instruments sold, not yet purchased, at fair value, include:

(in thousands)	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
U.S. government obligations	$ 70,007	$ 70,532

Financial instruments sold, not yet purchased, represent obligations of the Company to deliver the financial instruments at contracted prices. These transactions may result in off-balance sheet market risk, as the Company's eventual obligation to satisfy these sales could exceed the amount recognized in the statement of financial condition.

Futures contracts sold have off-balance sheet risk. In connection with these contracts, there are potential market or credit risks to the Company. Credit risk relates to the potential for failure by counterparties to perform according to the terms of the contracts. Because the margin on futures contracts is adjusted daily with the applicable clearing brokers, credit risk on futures contracts is

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to the Statement of Financial Condition
December 31, 2012

typically not significant. The Company is subject to market risk arising from unfavorable changes in the market price of the underlying financial instrument. The gross notional amounts of futures contracts outstanding at December 31, 2012 are $1.3 billion.

9. Employee Compensation and Benefits

The Company participates in the Branch's employee retirement plans, the defined benefit pension plan, the retirement saving account, and the 401(k) plan. Substantially all employees of the Company participate in the plans, and employee contributions to the 401(k) Plan are matched up to a specified limit. Participation in the Branch's defined benefit pension plans is no longer offered to employees and no contribution has been made to the plan since January 2009.

The Company also participates in the Commerzbank AG Share Awards ("Share Awards"). Share Awards are granted to eligible employees in lieu of cash when the cash amount of individual bonus exceeds a certain threshold. A Share Award is an unfunded promise to pay in cash an amount equal to a certain number of shares of Commerzbank AG shares, provided the stipulated requirements have been met. Eligible employees will also receive dividend and subscription rights in cash equivalents to the extent dividends are paid and subscription rights are granted to common stock shareholders of Commerzbank AG shares during the vesting period. Since the arrangement is settled in cash, it is classified as a liability award. Details of the outstanding Share Awards are as follows:

Date of Grant	Price at Grant Date	Shares Granted	Unvested Shares at December 31, 2011	Vested Shares	Adjusted/ Forfeited Shares	Unvested Shares at December 31, 2012
March 2011	$ 7.63	76,418	76,418	-	-	76,418
March 2012	2.10	28,770	-	-	(28,770)	-
April 2012	2.10	102,557	-	-	-	102,557

The Share Awards are expensed over the service periods and adjusted accordingly to changes in the Share Awards fair value. At December 31, 2012, the accrued compensation relating to the Share Award is $0.3 million. As of December 31, 2012, $0.2 million of unrecognized compensation costs relating to the Share Awards remain to be amortized over the service periods.

In addition to the above plans, the Company participates in cash based bonus programs for employees for which $1.6 million was accrued at December 31, 2012.

10. Subordinated Borrowings

At December 31, 2012, the Company has $200 million of subordinated borrowings outstanding with Commerzbank AG Grand Cayman Branch under a subordinated note agreement which is due on April 15, 2017. This loan bears interest at three month London Interbank Offered Rate ("LIBOR") plus 82.5 basis points.

The Company also has a revolving subordinated credit agreement for $250 million with Commerzbank AG Grand Cayman Branch with a scheduled maturity date of April 15, 2017. The subordinated credit agreement provides for interest on outstanding borrowings to be determined as of the date of the borrowings. As of December 31, 2012, the Company has borrowed $100 million, which bears interest at three month LIBOR plus 60 basis points.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to the Statement of Financial Condition
December 31, 2012

The subordinated notes and the revolving subordinated credit agreement have been approved by the FINRA for use by the Company in computing its net capital under the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission (SEC). The borrowings may not be repaid if such repayment would cause the Company to fail to maintain minimum regulatory capital.

11. Commitments and Contingencies

There are legal actions unasserted and pending against the Company arising out of its normal business operations. The Company cannot predict at this time the effect that the outcome of these matters will have on its business. The Company's ultimate liability, if any, in connection with these matters is uncertain and subject to contingencies that are not yet known.

Affiliates have entered into long-term lease agreements to rent office space, which the Company rents from them on a month-to-month basis.

At December 31, 2012, the Company has commitments to purchase U.S. government securities under reverse repurchase and sell U.S. government securities under repurchase agreements with notional amounts of $0.3 million and $0.1 million, respectively.

12. Off-Balance Sheet Risk, Concentration of Credit Risk, and Certain Other Risks and Uncertainties

Credit Risk

The Company's trading activities expose it to credit risk. This risk arises from the possibility that the counterparty to a transaction might fail to perform according to its contractual commitment, and the collateral in the transaction would be insufficient to cover the commitment.

The majority of the Company's transactions, and consequently its credit exposure, are with other broker-dealers, banks, and financial institutions. The risk of default depends on the creditworthiness of the counterparty. The Company seeks to control credit risk by following an established credit approval process, monitoring credit limits, and requiring adequate collateral levels.

In the event of a default by counterparty, the Company would look to collateral available under the transaction. Reverse repurchase agreements and securities borrowing arrangements can result in exposure in the event of counterparty nonperformance. To mitigate this risk, and in accordance with industry practice, the Company takes possession of collateral under reverse repurchase and securities borrowed transactions. The fair value of collateral is monitored daily in relation to the related receivable (including accrued interest), and additional collateral is obtained when necessary to adequately collateralize the receivable.

The Company's customer activities also expose it to credit risk. These activities involve the execution, settlement, and financing of customer securities transactions, primarily for institutional customers. These transactions may be on a cash, margin, or delivery versus payment basis. The Company requires customers to maintain collateral in compliance with regulatory and internal guidelines. In the event of customer nonperformance, the Company may suffer a loss if the fair value of the securities in the transaction is not sufficient to satisfy the contractual amount of the transaction. This risk exists for all customer transactions during the settlement period and for margin customers thereafter.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to the Statement of Financial Condition
December 31, 2012

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet been made. However, based on experience, the Company expects the risk of loss to be remote.

Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates, and foreign currency exchange rates, as well as market volatility and illiquidity. A significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. The Company manages market risk by setting risk limits and monitoring the effectiveness of its hedging policies and strategies.

Operational and Support Risk

As a major intermediary in the financial markets, the Company is directly exposed to market risk and credit risk, which arise in the normal course of its business activities. Less direct, but of critical importance, are risks pertaining to operational and back office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include:

- Operational/Settlement Risk – the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions, untimely trade execution, clearance, and/or settlement, or the inability to process large volumes of transactions.

- Technological Risk – the risk of loss attributable to technological limitations and hardware failure that constrain the Company's ability to gather, process, and communicate information efficiently and securely, without interruption, with customers, and in the markets where the Company participates. In addition, the Company must continue to address the technological implications that will result from regulatory and market changes.

- Legal/Documentation Risk – the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements), or errors that result in noncompliance with applicable legal and regulatory requirements.

- Financial Control Risk – the risk of loss attributable to limitations in financial systems and controls; strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, creditors, and regulators is free of material errors.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to the Statement of Financial Condition
December 31, 2012

13.   Regulatory Requirements

As a registered broker and dealer in securities, the Company is subject to the rules and regulations of the SEC. In connection with the SEC's Customer Protection Rule (Rule 15c3-3), $17.6 million cash and $26.7 million of U.S. Treasury securities have been segregated in a special reserve bank account for the exclusive benefit of customers at December 31, 2012.

The Company is also subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to compute its net capital under the "alternative method" permitted by the Rule. Under the alternative method, net capital (as defined) must exceed the greater of $1 million or 2% of aggregate debit balances arising from customer transactions (as defined by Rule 15c3-3). The Company had $2.2 million of aggregate debit balances arising from customer transactions at December 31, 2012. At December 31, 2012, the Company's net capital was $673.5 million and was $672.5 in excess of its required capital of $1 million.

14.   Subsequent Events

The Company has performed an evaluation of subsequent events through March 14, 2013 which is the date the financial statements were issued. There have been no subsequent events that would require recognition in the financial condition as of December 31, 2012 or for the year then ended.